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Exhibit 99(a)(5)(E)

FOR IMMEDIATE RELEASE

Jaguar Technology Holdings, LLC Successfully Completes Cash Tender Offer
For Shares Of FirePond, Inc.

        INDIAN WELLS, CA and MINNEAPOLIS, MN (December 3, 2003): Jaguar Technology Holdings, LLC and FirePond, Inc. (NASDAQ:FIRE) announced today successful completion of the cash tender offer by a subsidiary of Jaguar Technology Holdings for the outstanding shares of common stock of FIRE at $3.16 per share in cash. The tender offer expired at 12:00 midnight, New York City time, on Tuesday, December 2, 2003.

        Based on information provided by LaSalle Bank National Association who is serving as the Depositary in connection with the Offer, approximately 3.2 million shares of FirePond were tendered to Jaguar Technology Holding's subsidiary. Jaguar Technology Holdings, through its wholly owned subsidiary Fire Transaction Sub, Inc., has accepted for payment all shares validly tendered in the tender offer.

        Jaguar Technology Holdings holds 90.3% of FirePond's total shares outstanding, including shares accepted for payment in the tender offer and shares acquired pursuant to the exercise of the top-up option granted in the Agreement and Plan of Merger between Jaguar Technology Holdings, Fire Transaction Sub and FirePond. Jaguar Technology Holdings plans to effect a merger of Fire Transaction Sub with and into FirePond on Wednesday, December 3, 2003, or as soon as practicable thereafter. The merger will be consummated without a vote or meeting of FirePond shareholders, in accordance with Delaware law. In the merger, each of the remaining shares of FirePond common stock will be converted into the right to receive $3.16 in cash, without interest. In connection with the merger, all outstanding stock options will be cancelled and each holder of an outstanding stock option to purchase shares of FirePond's common stock at an exercise price less than $3.16 per share will, assuming such option has not been exercised prior to completion of the merger, receive a cash payment equal to the difference between the exercise price which otherwise would have been paid by such holder, and the offer price of $3.16 per share.

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of FirePond. The tender offer is being made pursuant to a tender offer statement and related materials. FirePond stockholders are advised to read the tender offer statement regarding the acquisition of FirePond, which was filed by Fire Transaction Sub, Inc. and Jaguar Technology Holdings, LLC with the U.S. Securities and Exchange Commission (SEC), and the related solicitation/recommendation statement, which was filed by FirePond with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before any decision is made with respect to the offer. These documents and others filed by Fire Transaction Sub, Inc. and Jaguar Technology Holdings, LLC and FirePond, Inc. with the SEC are available free of charge at the SEC's web site at http://www.sec.gov. The tender offer statement and solicitation/recommendation statement may also be obtained free of charge by directing a request by mail to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, or by calling toll-free (888) 750-5834, and may also be obtained from Jaguar Technology Holdings, LLC by directing a request by mail to Jaguar Technology Holdings, LLC, 74-785 Highway 111, Suite 103, Indian Wells, California 92210, Attn: Douglas B. Croxall.

Contact:
        Jaguar Technology Holdings, LLC
        Douglas Croxall, 760-674-1074

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  Exhibit 99(a)(5)(E)
FOR IMMEDIATE RELEASE